Dale A. Thatcher
EVP, Treasurer & Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel: (973) 948-1774
Fax: (973) 948-0282
E-mail: dale.thatcher@selective.com

October 7, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the quarter Ended June 30, 2009
DEF 14A filed March 26, 2009
File No. 1-33067

Dear Mr. Rosenberg:

This letter responds to the comments provided on the aforementioned filings received on Thursday, September 24, 2009.  We have formatted our responses to correspond with the comments, which are in bold type.  The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimate,

Investments, page 64

1.
In a table on page 65, you disclose that $1.1 billion or 32% of your investment portfolio is comprised of special revenue fixed income securities of municipalities.  We understand that special revenue securities are generally not backed by the full faith, credit, and taxing authority of a jurisdiction.  As a result, please revise your disclosure to:

•	Describe the nature of the activities supporting these types of investments in your portfolio;

•	Provide the magnitude of your investments based on reasonable groupings of the underlying activities supporting the securities;

•	Discuss the potential collectibility risks associated with underlying activities and the general slow-down in the economy; and

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

•	Indicate the extent to which you acquired any insurance covering the principal or debt service of these investments.

SELECTIVE RESPONSE:

To the extent that the table on page 65 is applicable and will be presented in our Form 10-K for the year ended December 31, 2009, our proposed prospective disclosure is as follows:

While the nature of special revenue fixed income securities of municipalities (referred to as “special revenue bonds”) generally do not have the “full faith and credit” backing of the government as do general obligation bonds, special revenue bonds have a dedicated revenue stream for repayment which can, in many instances, provide a higher quality credit profile than general obligation bonds.  As such, we believe our special revenue bond portfolio is appropriate for the current environment.  The following table provides further quantitative details on our special revenue bonds:

December 31, 2008 ($ in thousands)	Market Value	% of Special Revenue Bonds	Average Rating
Essential Services:
Transportation	$235,928	21%	AA+
Water and Sewer	206,403	18%	AA+
Electric	115,860	10%	AA
Total Essential Services	558,191	49%	AA+

Housing	154,241	14%	AA+

Education	150,367	13%	AA+

Special Tax	140,916	12%	AA+

Other:
Leasing	46,145	4%	AA+
Hospital	25,745	2%	AA
Other	63,400	6%	A+
Total Other	135,290	12%	AA

Total Special Revenue Bonds	$1,139,005	100%	AA+

Essential Services
A large portion of our special revenue bond portfolio is, by design, invested in sectors that are conventionally deemed as “essential services” and thus are not considered cyclical in nature.  The essential services category (as reflected in the above table) is comprised of electric, transportation, water, and sewer.

Housing
Despite the turmoil in the housing sector, these bonds continue to be highly rated - much of it with the support of U.S. Housing Agencies.  The need for affordable housing continues to grow, especially in light of current delinquencies and defaults, and as such, political support for these programs remains high.  These attributes, when combined, tend to mute this sector’s cyclicality.

Education
The education portion of the portfolio includes higher education as well as state-wide university systems – both of which are not cyclical in nature.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Special Tax
This group includes special revenue bonds with a wide range of attributes.  However, similar to other revenue bonds, these are backed by a dedicated lien on a tax or other revenue repayment source, leading to high average ratings.

Based on the above attributes, we remain confident in the collectability of our special revenue bond portfolio and have not acquired any bond insurance in the secondary market covering any of our special revenue bonds.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(e) Fair Values of Financial Instruments, Page 89

2.
You disclose that you use pricing services to assist you in determining fair values.  Consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how much and why you adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;

•	Whether the broker quotes are binding or non-binding; and

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

SELECTIVE RESPONSE:

Our proposed prospective disclosure in our Form 10-K for the year ended December 31, 2009 is as follows regarding the fair value of our investment portfolio:

(e) Fair Values of Financial Instruments
On January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.  The impact of the adoption of FAS 157 did not have a material impact on our results of operations or financial condition.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

The fair values of our investment portfolio are generated using various valuation techniques, which are as follows:
a.
For valuations of securities in our equity portfolio and U.S. Treasury notes held in our fixed maturity portfolio, we utilize a market approach, wherein we use quoted prices in an active market for identical assets.  The source of these prices is one primary external pricing service, which we validate against a second external pricing service.  Significant variances between pricing from the two pricing services are challenged with the respective pricing service, the resolution of which determines the price utilized.  These securities are classified as Level 1 in the fair value hierarchy.

b.
For the majority of our fixed maturity portfolio, approximately 99%, we also utilize a market approach, using primarily matrix pricing models prepared by external pricing services.  Matrix pricing models use mathematical techniques to value debt securities by relying on the securities relationship to other benchmark quoted securities, and not relying exclusively on quoted prices for specific securities, as the specific securities are not always frequently traded.  We utilize up to two pricing services in order to obtain prices on our fixed maturity portfolio.  As a matter of policy, we consistently use one of the pricing services as our primary source and we use the second pricing service in certain circumstances where prices were not available from the primary pricing service.  In order to validate the prices utilized for reasonableness, we validate them in one of two ways: (i) randomly sampling the population and verifying the price to a separate third party source; or (ii) analytically validating the entire portfolio against a third pricing service.  Historically, we have not experienced significant variances in prices and therefore we have consistently used either our primary or secondary pricing service.  These prices are typically Level 2 in the fair value hierarchy.

For approximately 1% of our fixed maturity portfolio, we are unable to obtain a price from either our primary or secondary pricing service; therefore, we obtain non-binding broker quotes for such securities.  These quotes are reviewed for reasonableness by internal investment professionals and are generally classified as Level 2 in the fair value hierarchy as the brokers are generally using market information to determine the quotes.

c.
Short-term investments are carried at cost, which approximates fair value.  Given the liquid nature of our short-term investments, we generally validate their fair value by way of active trades within approximately a week of the financial statement close.  These securities are Level 1 in the fair value hierarchy.  Our investments in other miscellaneous securities are generally accounted for at fair value based on net asset value and included in Level 2 in the fair value hierarchy.

See Note 6 for a summary table of the fair value and related carrying amounts of financial instruments.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Note  4. Investments, page 93

3.	In your note (h) on page 96 and in MD&A, please enhance your disclosures with respect to your alternative investments as follows:

•	Provide a more robust description of each investment strategy; and

•	Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk.

SELECTIVE RESPONSE:

Our proposed prospective disclosure in our Form 10-K for the year ended December 31, 2009 is as follows:

(h) The following table outlines a summary of our other investment portfolio by strategy and the remaining commitment at December 31, 2008:

Other Investments			2008
	Carrying Value		Remaining
($ in millions)	2008	2007	Commitment
Alternative Investments
Private Equity	$56.9	46.1	36.0
Distressed Debt	29.8	30.5	5.2
Secondary Private Equity	24.1	14.5	27.7
Real Estate	23.4	22.6	20.0
Mezzanine Financing	23.1	20.8	28.1
Venture Capital	5.9	4.7	2.5
Miscellaneous	1.8	17.4	-
Total Alternative Investments	165.0	156.6	119.5

Other Securities	7.1	32.2	-

Total Other Investments	$172.1	188.8	119.5

The decrease in other investments of $16.8 million for 2008 compared to 2007 was primarily due to the decrease of $25.2 million in other securities resulting from the sale of one international investment fund for $11.5 million and one large capital growth fund for $5.0 million. We sold these securities to reduce our equity exposure in the current volatile market. Additionally, the decrease in the fair value of our other securities led to a reduction in the carrying value of these securities.

Private Equity
This strategy makes private equity investments primarily in established large and middle market companies across diverse industries in North America, Europe, and Asia.  This strategy also has an energy/power generation component that invests primarily in cash flow generating assets in the coal, natural gas, power generation, and electric and gas transmission and distribution industries.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Distressed Debt
This strategy makes direct and indirect investments in debt and equity securities of companies that are experiencing financial and/or operational distress.  Investments include buying indebtedness of bankrupt or financially-troubled companies, small balance loan portfolios, special situations and capital structure arbitrage trades, commercial real estate mortgages and similar non-U.S. securities and debt obligations.  This strategy also includes a fund of funds component.

Secondary Private Equity
This strategy purchases seasoned private equity funds from investors desiring liquidity prior to normal fund termination.  Investments are made across all sectors of the private equity market, including leveraged buyouts, venture capital, distressed securities, mezzanine financing, real estate, and infrastructure.

Real Estate
This strategy invests opportunistically in real estate in North America, Europe, and Asia via direct property ownership, joint ventures, mortgages, and investments in equity and debt instruments.

Mezzanine Financing
This strategy provides privately negotiated fixed income securities, generally with an equity component, to leveraged buyout (“LBO”) firms and private and publicly traded large, mid and small-cap companies to finance LBOs, recapitalizations, and acquisitions.

Venture Capital
In general, these investments are venture capital investments made principally by investing in equity securities of privately held corporations, for long-term capital appreciation.  This strategy also makes private equity investments in growth equity and buyout partnerships.

Our six alternative investment strategies employ low or moderate levels of leverage and generally use hedging only to reduce foreign exchange or interest rate volatility.  At this time, our alternative investment strategies do not invest in hedge funds.  At December 31, 2008, we have contractual obligations that expire at various dates through 2023 to further invest up to $119.5 million in alternative investments.  There is no certainty that any such additional investment will be required.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Signatures, page 127
4.
Please designate which signatory is signing as your principal accounting officer or controller.  If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities.  If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature.  If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.

SELECTIVE RESPONSE:

Selective’s Chief Financial Officer is signing as both the principal financial officer and the principal accounting officer and we will indicate this in future filings.

Form 10-Q for the quarter ended June 30, 2009
Note  5. Investments, page 8

5.
In your discussion on page 14 of the methodology and significant inputs used to measure the amount of OTTI recognized in earnings, please revise your disclosure to include quantification of the significant inputs used to measure the amount of your credit losses.  Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.  In addition, clarify how the discount rate is determined.

SELECTIVE RESPONSE:

Our proposed prospective disclosure is as follows:

A description of the methodology and significant inputs used to measure the amount of OTTI recognized in earnings in Second Quarter and Six Months 2009 is as follows:

•
For structured securities, we utilized underlying data for each security, including information from credit agencies, to determine projected future cash flows.  These projections included base case and stress testing scenarios that modify expected default rates, loss severities, and prepayment assumptions based on type and vintage.  Generally the range of the conditional default rates used in the scenarios are as follows:

o	CMBS:	1.0 – 2.50
o	Alt-A fixed structured securities:	0.5 – 5.00
o	Alt-A hybrid structured securities:	1.0 – 7.00
o	All other fixed structured securities:	0.7 – 1.00
o	All other hybrid structured securities:	0.33 – 1.50

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

In determining the loss severity used within the scenarios, we used a current, or estimated, loan-to-value ratio multiplied by an estimated 60% loss on that exposure.  Based on these projections, we determined expected recovery values for each security, incorporating both base case and stress testing case scenarios.  The amortized cost basis of the securities were adjusted down, if required, to the projected discounted cash flow value calculated in the OTTI review process.  These downward adjustments are considered credit impairments and are charged through earnings and included:

o
$8.7 million and $33.8 million of RMBS credit OTTI charges in Second Quarter and Six Months 2009, respectively.  As of June 30, 2009, we had the intention to sell one security and, as a result, recorded an OTTI charge in Second Quarter 2009 for the related $8.4 million unrealized loss position on this security.  The additional charges related to declines in the related cash flows of the collateral.  Based on our assumptions within the ranges of the conditional default rates and loss severities outlined above, we do not believe it is probable that we will receive all contractual cash flows for these securities;

o
$0.7 million for both Second Quarter and Six Months 2009 of CMBS credit OTTI charges.  These charges related to declines in the related cash flows of the collateral.  For these securities, based on our assumptions within the ranges of the conditional default rates and loss severities outlined above, we do not believe it is probable that we will receive all contractual cash flows for these securities; and

o
$1.2 million and $2.4 million of ABS credit OTTI charges in Second Quarter and Six Months 2009, respectively.  These charges related primarily to two bonds from the same issuer that were previously written down, which experienced a technical default in the first quarter of 2009 by violating indenture covenants.  There has been no payment default on these securities, but we believe a payment default is imminent and have recorded impairment charges for the securities.  These charges also include additional credit impairment losses on another security that was previously written down in 2008 which, based on our current assumptions of the conditional default rates and loss severities, indicate that it is probable that we will not receive all contractual cash flows for this security.

•
$1.3 million for Second Quarter 2009 of corporate debt credit OTTI charges.  In assessing corporate debt securities for OTTI, we evaluate, among other things, the issuer’s ability to meet its debt obligations, the value of the company, and if, applicable, the value of specific collateral securing the position.  The Second Quarter 2009 charges are primarily related to a financial institution issuer that we believe to be on the verge of bankruptcy.  This security was subsequently sold in the third quarter of 2009 at an additional loss of $1.1 million.

•
$0.6 million and $1.4 million of equity charges in Second Quarter and Six Months 2009, respectively, related to two banks, one energy company, and a membership warehouse chain of stores.  We believe the share price weakness of these securities is more reflective of general overall financial market conditions, as we are not aware of any significant deterioration in the fundamentals of these four companies.  However, the length of time these securities have been in an unrealized loss position, and the overall distressed trading levels of many coal stocks in the energy sector, banking stocks in the financial services sector, and retail/wholesale store stocks make a recovery to our cost basis unlikely in the near term.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

To determine the credit loss, we discount the expected cash flows at the effective interest rate implicit in the security at the date of acquisition for those securities that are not within the scope of Issue 99-20.  For those securities that are within the scope of Issue 99-20, we use a discount rate that equals the current yield, excluding the impact of previous other-than-temporary impairments, used to accrete the beneficial interest.

6.
In your note (c) you indicate that you have held-to-maturity investments in CMBS that have been in a loss position for greater than 12 months and that have unrealized losses equating to approximately 72% of amortized cost.  In addition, on page 48 you identify the five individual security holdings with the largest unrealized loss balances.  The unrealized losses for these securities as a percentage of amortized cost range from approximately 45% - 90%.  Please revise your disclosure in MD&A to specifically discuss why these investments are not other-than-temporarily impaired.  In this regard, it would appear that the large discounts from your cost bases are not solely indicative of the widening of interest spreads in the market.

SELECTIVE RESPONSE:

To the extent applicable in future filings, the disclosures provided in the note on page 11 and in the MD&A on page 47 would be further enhanced in order to provide the reader with additional information regarding why these securities were not other-than-temporarily impaired.  If applicable for the nine months ended September 30, 2009, the following commentary would be incorporated into the existing discussion:

Note:
In performing our assessment on all of the structured securities in our fixed maturity portfolio, we observed that our HTM CMBS portfolio with unrealized/unrecognized losses greater than 12 months, which was comprised of seven securities, has shown a decline in value of approximately 72%, or $24.4 million, as compared to its carrying value.  During our OTTI analysis, we stressed these seven securities under various scenarios with loss severities that generally ranged from 20% to 50%, based on loan-to-value ratios, as well as conditional default rates that generally ranged from 1.0 to 2.5.  Under each of these modeled scenarios, these securities did not show signs of impairment.  Furthermore, we considered the following facts and circumstances: (i) these securities have experienced low delinquencies and in certain cases no losses to date; (ii) generally these securities have experienced increased collateral support over origination; and (iii) generally these securities have loan-to-value ratios that support the valuation.  As a result, we have concluded that these securities are not other-than-temporarily impaired.

MD&A:
In performing our assessment on the five individual securities in our portfolio with the largest unrealized loss balances, we stressed these five securities under various scenarios with loss severities that generally ranged from 40% to 50%, based on loan-to-value ratios, as well as conditional default rates that generally ranged from 0.33 to 5.0.  Under each of these modeled scenarios, these securities did not show signs of impairment.  Furthermore, we considered the following facts and circumstances: (i) these securities have experienced low delinquencies and in certain cases no losses to date; (ii) generally these securities have experienced increased collateral support over origination; and (iii) generally these securities have loan-to-value ratios that support the valuation.  As a result, we have concluded that these securities are not other-than-temporarily impaired.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Note  9. Federal Income Taxes, page 20

7.
In your rate reconciliation, a significant component of your tax provision in each year is attributed to “interim period tax rate adjustment.”  Please revise your disclosure here or in MD&A to disclose what comprises these rate adjustments.  In addition, please reference for us how your accounting for these adjustments, as impacting your effective tax rate, is appropriate under GAAP.  Please reference for us the authoritative literature you rely upon to support your accounting.

SELECTIVE RESPONSE:

The authoritative literature we relied upon to support our interim tax accounting is Accounting Principles Board Opinion (“APB”) No. 28 “Interim Financial Reporting” paragraph 19, which states the following:
In reporting interim financial information, income tax provisions should be determined under the procedures set forth in APB Opinion No. 23 and FASB Statement No. 109 “Accounting for Income Taxes.”  At the end of each interim period the company should make its best estimate of the effective tax rate expected to be applicable for the full fiscal year.  The rate so determined should be used in providing for income taxes on a current year-to-date basis.  The effective tax rate should reflect anticipated investment tax credits, foreign tax rates, percentage depletion, capital gains rates, and other available tax planning alternatives.  However, in arriving at this effective tax rate no effect should be included for the tax related to significant unusual or extraordinary items that will be separately reported or reported net of their related tax effect in reports for the interim period for the fiscal year.

Below the table in Note 9, we propose including the following additional language in future filings, if applicable:

The above referenced interim period tax rate adjustment is the result of the difference between our projected effective tax rate for the Company’s full year results as compared to the actual effective tax rate experienced during the interim period.  The size of this adjustment can vary from interim period to interim period depending on how proportionately comparable the interim period components at varying tax rates are to the anticipated full year results.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

Results of Operations and Related Information by Segment
Review of Underwriting Results by Line of Business
Personal Lines Results, Page 35

8.
You disclose a combined ratio of 104.1% for your personal line of business for the six months ended June 30, 2009.  In addition, it appears from your disclosure on page 60 of your 2008 Form 10-K that you experienced combined ratios ranging from 102.6% to 112.9% during 2006, 2007, 2008.  Please tell us why this is not indicative of a premium deficiency requiring you to write off some or all of your deferred policy acquisition costs and/or recording an additional liability for this line of business.

SELECTIVE RESPONSE:

A premium deficiency as defined in FAS 60, Accounting and Reporting by Insurance Enterprises, paragraph 32 states that “a probable loss on insurance contracts exists if there is a premium deficiency relating to short-duration or long-duration contracts.  Insurance contracts shall be grouped consistent with the enterprise’s manner of acquiring, servicing, and measuring the profitability of its insurance contracts to determine if a premium deficiency exists.”

We analyze premium deficiency at a level consistent with how we measure the profitability of our insurance contracts, that is at our insurance operations segment level, which has been determined and disclosed in accordance with FAS 131, Disclosures about Segments of an Enterprise and Related Information.  Given that our insurance operations segment was profitable with a combined ratio of 96.1% and 98.9% in 2006 and 2007 respectively, there would inherently be no issue with regard to a premium deficiency in those years.  In 2008, we reported a combined ratio of 101.0%, which is indicative of an operating loss; however, the magnitude of this loss was more than offset by the investment income that is generated by the premiums from this segment, and therefore, there was also no deficiency.  To measure for premium deficiency at some grouping level below the segment level would be inconsistent with generally accepted accounting principles and how we manage the business.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

DEF14A filed March 26, 2009
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Elements of Current Compensation
Annual Cash Incentive Program, page 22

9.
In the discussion of your annual cash incentive program, we note that you disclose that three of the six corporate strategic initiatives for 2008 were achieved.  Please confirm that you will disclose in your future proxy or 10-K filings, which specific corporate strategic initiative or goals were achieved.  Further, we note that some of the stated strategic initiatives for 2008 are quantifiable, including the achievement of a premium target in a specified market segment and the achievement of targeted pricing goals.  To the extent goals are quantifiable; your disclosure should state the numerical target, unless such disclosure would be competitively harmful.  Please confirm that, to the extent goals are quantifiable, you will disclose the numerical targets in your future proxy or 10-K filings.  If you believe such disclosure would cause competitive harm, please provide an analysis supporting that determination.

SELECTIVE RESPONSE:

With respect to the annual cash incentive program discussion in our 2010 proxy statement, we confirm that we will disclose the specific corporate strategic initiatives or goals that were achieved and, to the extent quantifiable, the numerical target (or targets) for each specific corporate strategic initiative or goal.

With respect to future proxy statements beyond the 2010 proxy statement and Form 10-K filing for the year ended December 31, 2009, please note that specific corporate strategic initiatives and goals under the annual cash incentive program for years after 2009 have not yet been established.  Therefore, we cannot determine at this time if such disclosure would be competitively harmful.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
October 7, 2009

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please give me a call at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
EVP, Treasurer & Chief Financial Officer
Selective Insurance Group, Inc.

cc:	United States Securities and Exchange Commission:
Sasha Parikh
Mark Brunhofer